UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of Taoping Inc. (the “Company”) on Form S-8 (Registration Numbers 333-256600, 333-211363 and 333-283697) and Form F-3 (Registration Numbers 333-262181 and 333-229323) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Private Placement of Ordinary Shares

On February 26, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of 10,000,000 ordinary shares of no par value of the Company, at an offering price of $0.20 per share, to the Investors for a total purchase price of $2,000,000. The Purchase Agreement also contains customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

The Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit.

The offering and sale of securities described above were conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act Regulation S promulgated under the Securities Act for offers and sales made outside the United States.

EXHIBIT INDEX

Exhibit	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer